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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                  Commission file number: 1-4591


(CHECK ONE): [X] Form 10-K/Form 10-KSB, [_] Form 20-F, [_] Form 11-K,
             [_] Form 10-Q, [_] Form N-SAR

             For Period Ended:       December 31, 2001
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                        [   ]  Transition Report on Form 10-K
                        [   ]  Transition Report on Form 20-F
                        [   ]  Transition Report on Form 11-K
                        [   ]  Transition Report on Form 10-Q
                        [   ]  Transition Report on Form N-SAR

                        For the Transition Period Ended: __________________

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            NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
            COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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

                         PART I - REGISTRANT INFORMATION

                          Fairmount Chemical Co., Inc.
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                             Full Name of Registrant

                                       N/A
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                            Former Name if Applicable


                              117 Blanchard Street
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            Address of Principal Executive Office (Street and Number)


                            Newark, New Jersey 07105
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                            City, State and Zip Code




                       PART II -- RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


            The information necessary to complete the annual report on Form 10-KSB of Fairmount has not yet been received or completed.


                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            William C. Kaltnecker      (973)           344-5790
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            (Name)                  (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
            [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
            [X] Yes [_] No

            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                          Fairmount Chemical Co., Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:     April 2, 2002                         By: Fairmount Chemical Co., Inc

                                                /s/ William C. Kaltnecker
                                                --------------------------------
                                                William C. Kaltnecker, Treasurer

                          Fairmount Chemical Co., Inc.

Explanation of anticipated significant change in results of operations from the corresponding period for the last fiscal year;

            Fairmount's sales for the year ended December 31, 2001 were $10,095,700 compared to $11,808,100 during the same period in 2000, a decrease of $1,712,400, or 14.5 %. Fairmount will report a gross loss of approximately $2,131,700 for 2001 compared to a gross profit of $1,480,500 in 2000. Fairmount will report a net loss of approximately $4,677,900 for the year ended December 31, 2001 compared to a net loss of $672,100 for the year ended December 31, 2000.